UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Qorus.com, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

747280105

(CUSIP Number)

Patrick J. Haynes, III, 190 South LaSalle Street, Suite 1710

Chicago, Illinois 60603 (312) 419-0077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747280105	13D	Page 2 of 9

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only). Thurston Interests, LLC 36-4078659

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,488,712 8. Shared Voting Power 0 9. Sole Dispositive Power 8,488,712 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 747280105	13D	Page 3 of 9

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only). Waveland, L.L.C. 36-4068458

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,488,712 8. Shared Voting Power 0 9. Sole Dispositive Power 8,488,712 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 747280105	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick J. Haynes, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 100,000 8. Shared Voting Power 9,243,317 9. Sole Dispositive Power 100,000 10. Shared Dispositive Power 9,243,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,343,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 58.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 747280105	13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thurston Associates, Inc. 36-3595852

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,488,712 8. Shared Voting Power 0 9. Sole Dispositive Power 8,488,712 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,488,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 747280105	13D	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell T. Stern, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 8,749,749 9. Sole Dispositive Power 0 10. Shared Dispositive Power 8,749,749

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,749,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 54.8%

14.	Type of Reporting Person (See Instructions) IN

Cusip No. 747280105	13D	Page 7 of 9

Item 1.    Security and Issuer

The class of equity securities to which this Statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Qorus.com, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603.

Item 2.    Identity and Background

This Statement is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston Interests, LLC, a Delaware limited liability company (“Thurston”), Waveland, L.L.C., a Delaware limited liability company (“Waveland”), Patrick J. Haynes, III (“Haynes”), a citizen of the United States, Thurston Associates, Inc., an Illinois corporation (“Associates”), and Russell T. Stern, Jr. (“Stern”), a citizen of the United States (collectively, the “Reporting Persons”). The address of the principal office of Thurston and Waveland is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal business of Thurston is private merchant banking. Waveland is a limited liability company the sole purpose of which is to hold the personal investments of Haynes and his family. The business address of Haynes is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal occupation of Haynes is Chairman of the Board and Chief Executive Officer of Avery Communications, Inc. Haynes is also the sole manager of Thurston. The business address of Associates and Stern is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. Associates is an Illinois corporation the sole purpose of which is to hold the personal investments of Stern and his family. The principal occupation of Stern is Chairman of Thurston Group, Inc., a private merchant banking firm located in Chicago, Illinois.

Haynes and Stern have effective control, through ownership, over Thurston. Haynes has effective control over Waveland. Stern has effective control over Associates.

None of Thurston, Waveland, Haynes, Associates or Stern has been convicted, during the last five years, in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Thurston currently owns 8,488,712 shares of Common Stock. Thurston acquired such shares of Common Stock by purchase and in connection with certain loans made to the Issuer. In exchange for such cash advances, the Issuer delivered convertible and non-convertible notes to Thurston and granted Thurston the right to purchase shares of Common Stock at a price of $.01 per share for each $1.00 advanced.

Waveland, Haynes, Associates and Stern are the beneficial owners of Common Stock beneficially owned by Thurston.

Haynes beneficially owns an additional 754,605 shares of Common Stock. In addition, the Issuer granted to Haynes an option to purchase 100,000 shares of Common Stock, all of which are vested.

Stern beneficially owns an additional 261,037 shares of Common Stock.

Item 4.    Purpose of Transaction

Thurston, Waveland, Haynes, Associates and Stern acquired beneficial ownership of the shares of Common Stock for investment purposes.

Cusip No. 747280105	13D	Page 8 of 9

Item 5.    Interest in Securities of the Issuer

Thurston beneficially owns a total of 8,488,712 shares of Common Stock, which represents 53.1% of the Common Stock. Thurston has the sole power to dispose of 8,488,712 shares of Common Stock and the sole power to vote 8,488,712 shares of Common Stock.

Haynes beneficially owns 9,343,317 shares of Common Stock, which represents 58.1% of the Common Stock. Haynes has sole power to vote and dispose of 100,000 shares of Common Stock (issuable upon exercise of a stock option exercisable within 60 days). Haynes has shared power to vote and dispose of 9,243,317 shares of Common Stock, which represents 57.8% of the Common Stock.

Stern beneficially owns 8,749,749 shares of Common Stock, which represents 54.8% of the Common Stock. Stern has shared power to vote and dispose of 8,749,749 shares of Common Stock.

Item 6.    Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Haynes and Stern have effective control, through ownership, over Thurston, and therefore, may indirectly direct the voting and disposition of its shares of Common Stock.

Item 7.    Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement between Thurston, Waveland, Haynes, Associates and Stern (filed herewith).

CUSIP No. 747280105	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003	THURSTON INTERESTS, LLC

	By:	/s/ Patrick J. Haynes, III
Name: Patrick J. Haynes, III Title: Manager

WAVELAND, L.L.C

	By:	/s/ Patrick J. Haynes, III
Patrick J. Haynes, III, Manager

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III

THURSTON ASSOCIATES, INC.

	By:	/s/ Russell T. Stern, Jr.
Russell T. Stern, Jr., President

/s/ Russell T. Stern, Jr.
Russell T. Stern, Jr.